U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

SEC FILING NO.
333-135980

CUSIP NUMBER 65411Y 20 0 450663 10 9 450663 10 9

[ X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
For Period Ended: April 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I - Registrant Information

Full Name of Registrant: Nilam Resources Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 35 Du Parc Des Erables, Laprairie, Quebec, Canada J5R 5J2

 Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)              The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)              The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)              The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its  accountants to complete its review of the registrant for the period ended April 30, 2008, before the required filing date for its Form 10-KSB.

Nilam Resources Inc.

Date: July 29, 2008	By: /s/ Alain Vachon
Alain Vachon, President

 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).